UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STARK BENEFICIAL, INC.

(Exact name of registrant as specified in its corporate charter)

000-54731

Commission File No.:

Delaware	27-5213322
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

c/o China Greenstar Holdings Limited

Suite B, 16/F, Ritz Plaza

122 Austin Road

Tsim Sha Tsui, Kowloon, Hong Kong

(Address of Principal Executive Offices)

+852 9787 3883
(Registrant’s telephone number, including area code)

330 Clematis Street, Suite 207, West Palm Beach, FL 33401

(Former name or former address, if changed since last report)

December 18, 2014

STARK BENEFICIAL, INC.

Suite B, 16/F, Ritz Plaza

122 Austin Road
Tsim Sha Tsui, Kowloon, Hong Kong

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF STARK BENEFICIAL, INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us”, and “our” are to Camelot Corporation and its consolidated subsidiaries, if any.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of Stark Beneficial, Inc. (“Company”). The date of this Information Statement is December 18, 2014.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2014 and is being mailed on or about December 22, 2014, to our stockholders of record as of December 18, 2014.

On December 12, 2014 our sole director and officer, Mr. Michael Anthony, appointed Mr. Chen, Huangchen, to serve as a member and Chairman of the Board and nominated Mr. Yu, Ben Ansheng to serve as a member of the Board. Mr. Anthony’s resignation as a director and Mr. Yu’s appointment as a director shall be effective on the tenth (10th) day after this Information Statement has been distributed to our stockholders of record. On the same date, Mr. Anthony resigned from his officer positions, effective immediately, and appointed Mr. Yu, Ben Ansheng as Chief Executive Officer and President and Ms. Chen, Jie as Chief Financial Officer and Treasurer. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, Mr. Anthony’s resignation as a director will be effective. At such time the Board will be comprised of Mr. Chen and Mr. Yu.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

2

VOTING SECURITIES

The Company has 320,000,000 authorized shares of capital stock as of the date hereof, consisting of 300,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 20,000,000 shares of “blank check” preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the date hereof, 102,379,935 shares of common stock are issued and outstanding, and none of the Preferred Stock is issued. Each share of common stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued from time to time in one or more participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Company’s Board of Directors providing for the issuance of such Preferred Stock or series thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of December 15, 2014 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
Forever Prosperous Holdings (China) Limited (1)	61,260,000	59.8%
New Empire Ventures Limited (2)	20,420,000	19.9%
Pride Sun Limited (3)	20,420,000	19.9%
Chen Huangchen (4)	61,260,000	59.8%
Yu Ben Ansheng (5)	61,260,000	59.8%
Michael Anthony (6)	0	0%
Chen Jie	0	0%
All Directors, Executive Officers and Director Nominees, as a group	61,260,000	59.8%

(1) The business address of Forever Prosperous Holdings (China) Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands. Mr. Chen, Huangchen, our Chairman, and Mr. Yu, Ben Ansheng, our Chief Executive Officer and President, are directors of Forever Prosperous and share voting and investment power over the shares.

(2) The business address of New Empire Ventures Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands. Mr. Ricardo Lee, the sole director and sole shareholder of New Empire Ventures Limited, has sole voting and investment power over the shares.

(3) The business address of Pride Sun Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands. Mr. Shum Sui On, the sole director and sole shareholder of Pride Sun Limited, has sole voting and investment power over the shares.

(4) Chen, Huangchen is a director of Forever Prosperous, and as a director with voting and investment power over the shares, is deemed to have beneficial ownership over the shares.

(5) Yu Ben Ansheng is a director and sole shareholder of Forever Prosperous Holdings (China) Limited and beneficially owns the shares.

(6) Mr. Anthony will remain as a director until the tenth (10th) day after this Information Statement has been distributed to the stockholders of record.

3

CHANGE OF CONTROL

On December 15, 2014 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), with (i) China Greenstar Holdings Limited, a company organized under the laws of British Virgin Islands (“CGH”), (ii) CGH’s shareholders, Forever Prosperous Holdings (China) Limited, New Empire Ventures Limited and Pride Sun Limited(collectively, the “CGH Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of CGH (the “CGH Shares”) and (iii) Michael Anthony, the principal stockholder of the Registrant. Pursuant to the terms of the Exchange Agreement, the CGH Shareholders transferred to us all of the CGH Shares in exchange for the issuance of 102,100,000 shares (the “Shares”) of our common stock (the “Share Exchange”). As a result of the Share Exchange, we are now a holding company with an operating entity in the People’s Republic of China (the “PRC”) engaged in the green energy space in China.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the closing of the Transaction, the sole director and officer of the Company was Mr. Michael Anthony. Mr. Anthony resigned from his officer positions at the closing and, in accordance with the terms and conditions of the Securities Exchange Agreement, his resignation as director will be effective 10 days following the filing of this Information Statement with the SEC and the distribution of this Information Statement to shareholders. Prior to Mr. Anthony’s resignation, he appointed Mr. Yu Ben Ansheng as Chief Executive Officer and President and Ms. Chen, Jie as Chief Financial Officer and Treasurer. In addition, Mr. Anthony appointed Mr. Chen, Huangchen, to serve as a member and Chairman of the Board, and nominated Mr. Yu Ben Ansheng to serve as a member of the Board. Mr. Yu’s appointment as a director and Mr. Anthony’s resignation as a director shall be effective on the tenth (10th) day after this Information Statement has been distributed to the stockholders.

None of the directors appointed to our Board of Directors were members of the Board of Directors prior to the closing of the Transaction and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

4

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our current directors, executive officers and director nominees.

Name	Age	Position
Chen Huangchen	34	Chairman of the Board
Yu Ben Ansheng	49	Chief Executive Officer, President and Director Nominee
Chen Jie	43	Chief Financial Officer and Treasurer
Michael Anthony (1)	48	Director

(1) Mr. Anthony will continue as a director until the tenth day following the mailing of this information statement.

Chen Huangchen, Chairman of the Board

Mr. Chen has served as Chairman of the Board of CGH since the company was formed. Prior to that role, from June 2010 to present, Mr. Chen acted as Chairman of the Board of Beijing Greenstar Holdings Company Limited. Mr. Huangchen holds a Bachelor of Arts degree in Business Administration from University of Science and Technology Beijing.

Yu Ben Ansheng, Chief Executive Officer, President and Director Nominee

Mr. Yu has served as Chief Executive Officer and President of CGH since the company was formed. Prior to that role, from May 2009 to present, Mr. Yu acted as Executive Director and Chief Executive Officer of China Pipe Group Limited. Mr. Yu holds a Bachelor of Arts degree in English Literature from the Beijing Foreign Studies University, a Master of Arts degree in Education from the University of Toronto and a Master’s degree in Business Administration from the University of Western Ontario.

Chen Jie, Chief Financial Officer and Treasurer

Ms. Chen has served as Chief Financial Officer and Treasurer of CGH since November 2014. Prior to serving in this role, from November 2008 to present, Ms. Chen acted as Executive Director of Brainzoom Business Consulting Co., Ltd. Ms. Chen holds a Bachelor of Arts degree in Accounting from Shenzhen University. She is a member of the Association of Chartered Certified Accountants and also a non-practicing member of Chinese Association of Certified Public Accounts.

Michael Anthony, Director

Mr. Anthony has served as a director of the Company since November 14, 2007. From November 2007, until his resignation on December 12, 2014 in connection with the Share Exchange, Mr. Anthony served as the sole officer of the Company. Mr. Anthony is the sole officer and director of Corporate Services International, Inc. and is the sole member of Century Capital Partners, LLC. Mr. Anthony utilizes both entities to conduct business affairs, including, but not limited to, making capital investments in corporate entities offering consulting services and advice to corporate entities. Prior to the Share Exchange, Mr. Anthony was a promoter of Stark Beneficial as that term is defined by Rule 405 of Regulation C.

Family Relationships

There are no family relationships between any of our directors or executive officers.

5

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors and our board of directors is in the process of searching for suitable candidates. Our board of directors does not have any committees, as companies whose securities are traded on the OTC Bulletin Board are not required to have board committees. However, at such time in the future that we appoint independent directors on our board we expect to form the appropriate board committees and identity an audit committee financial expert.

Committees of the Board of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “SRKB.” The OTCBB does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors. We currently have only two directors on the Board, which includes Mr. Anthony.

Director Nominations

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Board Oversight

The leadership structure of our Board is such that we have two individuals serving separately as Chairman and as Chief Executive Officer. Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants.(2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

6

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

China Greenstar Holdings Limited

Suite B, 16/F. Ritz Plaza

122 Austin Road

Tsim Sha Tsui, Kowloon, Hong Kong
Attn: Chairman
Telephone: +852 9787 3883

Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

7

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2013 and 2014 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Total ($)
Michael Anthony	2014	$0	$0
Former President	2013	$0	$0

Yu Ben Ansheng,	2014	$5,426	$5,426
President, Chief Executive Officer	2013	$0	$0

Chen Jie	2014	$0	$0
Chief Financial Officer and Treasurer	2013	$0	$0

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended May 31, 2014, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

STARK BENEFICIAL, INC.

By:	/s/ Yu, Ben Ansheng
Name:	Yu, Ben Ansheng
Title:	Chief Executive Officer

Dated: December 18, 2014

9